Exhibit to Accompany Item 77J
Form N-SAR

Ariel Investment Trust



According to the provisions of Statement of Position
93 - 2 SOP 93 - 2 Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies, the Funds are required to report the accumulated net investment income loss and accumulated net capital gain loss accounts to approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at September
30, 2003, reclassifications were recorded to decrease capital stock by $(875,656), $(926,950), $(27,447)
and $0; increase undistributed net investment income by $724,001, $892,755 $27,447 and $22,792; and
increase (decrease) accumulated net realized gain
(loss) on investments by $151,655 $34,195, $0 and $(22,792) for the Ariel Fund, Ariel Appreciation
Fund, Ariel Premier Growth Fund and Ariel Premier
Bond Fund, respectively.